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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2002

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                            Bayer Aktiengesellschaft
             (Exact name of registrant as specified in its charter)

                              Bayerwerk, Gebaude W1
                               D-51368 Leverkusen
                                     Germany
                    (Address of principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X     Form 40-F
                                      ---

     Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                   ---      ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                  EXHIBIT INDEX
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99.1     One English-language version of Bayer AG's annual report
         (Geschaftsbericht) 2001.

99.2     One press release dated February 26, 2002.

99.3 One press release dated February 27, 2002, with invitation to investor conference.

99.4     One press release dated February 28, 2002.

99.5     One press release dated March 6, 2002.

99.6     One press release dated March 7, 2002.

99.7     One press release dated March 7, 2002.

99.8     One press release dated March 8, 2002.

99.9     One press release dated March 12, 2002.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Bayer Aktiengesellschaft
                                  (Registrant)




Date: April 11, 2002             By: /s/ i.v.A. ROSAR
                                     -------------------------------------------
                                     Name:  Dr. Alexander Rosar
                                     Title: Head of Investor Relations


                                     /s/ A. BUCHMEIER
                                     -------------------------------------------
                                     Name:  Dr. Armin Buchmeier
                                     Title: Senior Counsel